UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
Name: Jun Okahashi
Title: General Manager, Financial Accounting Dept.

Date:    May 13, 2022

Financial Results

Fiscal Year 3/2022

  - Supplementary Information -

Sumitomo Mitsui Financial Group, Inc.

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

 1. Income analysis

Consolidated				(Millions of yen)

		FY3/2022	Change	FY3/2021

Consolidated gross profit	1	2,945,505	139,318	2,806,187

Net interest income	2	1,527,984	192,768	1,335,216

Trust fees	3	5,940	1,045	4,895

Net fees and commissions	4	1,199,535	105,514	1,094,021

Net trading income	5	101,162	(98,485)	199,647

Net other operating income	6	110,882	(61,524)	172,406

General and administrative expenses	7	(1,821,125)	(73,981)	(1,747,144)

Equity in gains (losses) of affiliates	8	28,511	3,539	24,972

Consolidated net business profit	9	1,152,890	68,875	1,084,015

Total credit cost	10	(274,382)	86,138	(360,520)

Credit costs	11	(287,934)	85,437	(373,371)

Write-off of loans	12	(79,578)	37,837	(117,415)

Provision for reserve for possible loan losses	13	(180,004)	53,871	(233,875)

Others	14	(28,351)	(6,271)	(22,080)

Recoveries of written-off claims	15	13,552	702	12,850

Gains (losses) on stocks	16	209,053	116,497	92,556

Other income (expenses)	17	(46,939)	58,093	(105,032)

Ordinary profit	18	1,040,621	329,603	711,018

Extraordinary gains (losses)	19	(111,033)	(72,252)	(38,781)

Gains (losses) on disposal of fixed assets	20	(2,113)	(6,209)	4,096

Losses on impairment of fixed assets	21	(108,920)	(66,395)	(42,525)

Gains on step acquisitions	22	-	(404)	404

Income before income taxes	23	929,588	257,351	672,237

Income taxes - current	24	(241,259)	(15,736)	(225,523)

Income taxes - deferred	25	26,724	(42,453)	69,177

Profit	26	715,052	199,162	515,890

Profit attributable to non-controlling interests	27	(8,421)	(5,344)	(3,077)

Profit attributable to owners of parent	28	706,631	193,819	512,812

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2. Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

     + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Number of consolidated subsidiaries and affiliates

		Mar. 31, 2022	Change	Mar. 31, 2021
Consolidated subsidiaries	29	181	4	177
Equity method affiliates	30	112	14	98

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		FY3/2022	Change	FY3/2021
Gross banking profit	1	1,579,178	97,516	1,481,662
Gross domestic profit	2	846,101	79,906	766,195
Net interest income	3	638,821	55,314	583,507
Trust fees	4	2,196	174	2,022
Net fees and commissions	5	198,232	22,049	176,183
Net trading income	6	(114)	238	(352)
Net other operating income	7	6,964	2,129	4,835

Gains (losses) on bonds	8	(1,408)	(4,452)	3,044
Gross international profit	9	733,077	17,611	715,466
Net interest income	10	452,275	99,420	352,855
Net fees and commissions	11	200,263	45,708	154,555
Net trading income	12	(69,480)	(86,616)	17,136
Net other operating income	13	150,019	(40,900)	190,919

Gains (losses) on bonds	14	(40,955)	(117,893)	76,938
Expenses (excluding non-recurring losses)	15	(857,233)	(40,745)	(816,488)

Overhead ratio	16	54.3%	(0.8%)	55.1%
Personnel expenses	17	(344,779)	(18,006)	(326,773)
Non-personnel expenses	18	(463,011)	(23,097)	(439,914)
Taxes	19	(49,442)	359	(49,801)

Banking profit (before provision for general reserve for possible loan losses)	20	721,944	56,771	665,173

Gains (losses) on bonds	21	(42,364)	(122,347)	79,983
Core Banking Profit (20-21)	22	764,309	179,120	585,189

excluding gains (losses) on cancellation of investment trusts	23	722,805	171,404	551,401

Provision for general reserve for possible loan losses	24	(6,213)	156,280	(162,493)
Banking profit	25	715,731	213,052	502,679
Non-recurring gains (losses)	26	30,219	96,836	(66,617)
Credit costs	27	(154,932)	(74,673)	(80,259)
Gains on reversal of reserve for possible loan losses	28	-	-	-
Recoveries of written-off claims	29	3	(18)	21
Gains (losses) on stocks	30	157,268	93,736	63,532
Other non-recurring gains (losses)	31	27,880	77,791	(49,911)

Ordinary profit	32	745,950	309,888	436,062

Extraordinary gains (losses)	33	(47,488)	(46,821)	(667)
Gains (losses) on disposal of fixed assets	34	(724)	(5,467)	4,743
Losses on impairment of fixed assets	35	(46,764)	(41,354)	(5,410)
Income before income taxes	36	698,462	263,068	435,394
Income taxes - current	37	(189,578)	(33,554)	(156,024)
Income taxes - deferred	38	37,409	(21,257)	58,666

Net income	39	546,294	208,258	338,036

Total credit cost (24+27+28+29)	40	(161,142)	81,589	(242,731)
Provision for general reserve for possible loan losses	41	(6,213)	156,280	(162,493)
Write-off of loans	42	(2,997)	18,427	(21,424)
Provision for specific reserve for possible loan losses	43	(132,320)	(87,769)	(44,551)
Losses on sales of delinquent loans	44	(4,617)	9,413	(14,030)
Provision for loan loss reserve for specific overseas countries	45	(14,996)	(14,743)	(253)
Recoveries of written-off claims	46	3	(18)	21

Note: Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

 2. Interest spread (domestic)

SMBC non-consolidated				(%)

	FY3/2022	Six months ended Sep. 30, 2021	Six months ended Mar. 31, 2022	FY3/2021
Yield on interest earning assets (A)	0.78	0.76	0.81	0.77
Interest earned on loans and bills discounted (C)	0.84	0.85	0.83	0.84
Interest earned on securities	0.90	0.71	1.07	0.74
Total cost of funding (including expenses) (B)	0.44	0.45	0.44	0.49
Cost of interest bearing liabilities	0.02	0.02	0.02	0.02
Interest paid on deposits, etc. (D)	0.00	0.00	0.00	0.00
Interest paid on other liabilities	0.11	0.12	0.10	0.13
Expense ratio	0.42	0.43	0.42	0.47
Overall interest spread (A) - (B)	0.34	0.31	0.37	0.28
Interest spread (C) - (D)	0.84	0.85	0.83	0.84

Reference: After deducting loans to the Japanese government, etc.
Interest earned on loans and bills discounted (E)	0.86	0.86	0.85	0.86
Interest spread (E) - (D)	0.86	0.86	0.85	0.86

 3. Gains (losses) on securities

SMBC non-consolidated			(Millions of yen)

	FY3/2022	Change	FY3/2021
Gains (losses) on bonds	(42,364)	(122,347)	79,983
Gains on sales	47,209	(82,418)	129,627
Losses on sales	(79,820)	(30,393)	(49,427)
Gains on redemption	0	0	0
Losses on redemption	(9,753)	(9,536)	(217)
Losses on devaluation	-	-	-

Gains (losses) on stocks	157,268	93,736	63,532
Gains on sales	226,968	134,469	92,499
Losses on sales	(16,573)	(9,880)	(6,693)
Losses on devaluation	(53,126)	(30,853)	(22,273)

Sumitomo Mitsui Financial Group

 4. Unrealized gains (losses) on securities

Consolidated								(Millions of yen)
		Mar. 31, 2022					Mar. 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	1	25,741	(218)	(158)	-	218	22,300	(60)

Other securities	2	38,114,923	2,277,209	(654,621)	2,880,645	603,435	36,411,230	2,931,830

Stocks	3	3,403,392	2,033,658	(221,979)	2,058,958	25,300	3,693,283	2,255,637

Bonds	4	19,560,308	(50,074)	(58,106)	16,875	66,949	17,655,237	8,032

Japanese government bonds	5	15,774,197	(47,099)	(33,025)	329	47,428	14,293,610	(14,074)

Others	6	15,151,221	293,625	(374,534)	804,811	511,185	15,062,708	668,159

Foreign bonds	7	12,055,643	(448,785)	(450,127)	26,818	475,603	12,110,092	1,342

Other money held in trust	8	310	-	-	-	-	309	-

Total	9	38,140,975	2,276,990	(654,779)	2,880,645	603,654	36,433,840	2,931,769

Stocks	10	3,403,392	2,033,658	(221,979)	2,058,958	25,300	3,693,283	2,255,637

Bonds	11	19,586,050	(50,293)	(58,265)	16,875	67,168	17,677,537	7,972

Others	12	15,151,532	293,625	(374,534)	804,811	511,185	15,063,018	668,159

SMBC non-consolidated								(Millions of yen)
		Mar. 31, 2022					Mar. 31, 2021
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses) (b)

			(a)	(a) - (b)	Gains	Losses

Held-to-maturity securities	13	22,300	(211)	(151)	-	211	22,300	(60)

Stocks of subsidiaries and affiliates	14	4,649,722	14,450	134,619	14,450	-	4,239,133	(120,169)

Other securities	15	34,290,501	1,782,389	(610,713)	2,327,489	545,100	33,009,866	2,393,102

Stocks	16	3,202,163	1,961,948	(212,796)	1,984,961	23,012	3,509,647	2,174,744

Bonds	17	19,625,238	(49,440)	(57,355)	16,829	66,270	17,571,190	7,915

Japanese government bonds	18	15,769,196	(47,099)	(33,025)	329	47,428	14,288,609	(14,074)

Others	19	11,463,099	(130,119)	(340,561)	325,698	455,817	11,929,029	210,442

Foreign bonds	20	8,970,483	(403,084)	(362,403)	17,375	420,459	9,516,268	(40,681)

Total	21	38,962,523	1,796,628	(476,245)	2,341,939	545,311	37,271,300	2,272,873

Stocks	22	3,665,507	1,962,490	(213,016)	1,985,502	23,012	3,972,906	2,175,506

Bonds	23	19,647,538	(49,651)	(57,506)	16,829	66,481	17,593,490	7,855

Others	24	15,649,477	(116,210)	(205,722)	339,607	455,817	15,704,903	89,512

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”

	2.	Net unrealized gains (losses) are valuated at market prices as of the balance sheet date.

	3.	Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.
		Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets (both SMFG consolidated and SMBC non-consolidated). Gains of 2,122 million yen and gains of 399 million yen were recognized in the statements of income for the year ended March 31, 2022 and for the year ended March 31, 2021, respectively.

Sumitomo Mitsui Financial Group

 5. Balance of securities, classified by maturity

 Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated								(Billions of yen)
	Mar. 31, 2022					Mar. 31, 2021

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total

Bonds	8,262.5	7,827.0	2,699.4	858.7	19,647.5	6,078.0	8,260.0	2,411.8	843.6	17,593.5
Japanese government bonds	7,755.1	6,205.6	1,451.5	356.9	15,769.2	5,896.8	6,671.5	1,418.5	301.8	14,288.6
Japanese local government bonds	0.1	283.2	830.6	11.4	1,125.4	7.2	206.7	528.9	12.2	754.9
Japanese short-term bonds	302.0	-	-	-	302.0	-	-	-	-	-
Japanese corporate bonds	205.3	1,338.2	417.2	490.3	2,451.0	174.1	1,381.9	464.4	529.6	2,550.0

Others	2,306.9	2,078.1	3,539.5	1,533.4	9,457.9	2,128.4	3,818.5	1,863.0	2,363.2	10,173.1

Total	10,569.4	9,905.1	6,238.8	2,392.1	29,105.4	8,206.4	12,078.5	4,274.8	3,206.8	27,766.6

 6. Notional amount of interest rate swaps (under deferred hedge accounting), classified by remaining maturity

SMBC non-consolidated	(Billions of yen)

	Mar. 31, 2022				Mar. 31, 2021

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	5,781.8	18,220.7	8,883.6	32,886.2	6,047.3	17,230.0	8,448.7	31,726.0
Receivable floating rate / payable fixed rate	1,124.9	7,244.1	11,425.8	19,794.9	959.1	4,338.3	6,305.1	11,602.5
Receivable floating rate / payable floating rate	2,060.0	-	-	2,060.0	-	-	-	-

Total	8,966.8	25,464.9	20,309.4	54,741.1	7,006.3	21,568.3	14,753.8	43,328.5

Sumitomo Mitsui Financial Group

 7. Employee retirement benefits

 Consolidated

 (1) Projected benefit obligation

(Millions of yen)

		Mar. 31, 2022	Change	Mar. 31, 2021
Fair value of plan assets	(A)	1,643,211	15,470	1,627,741
Projected benefit obligation	(B)	1,061,029	(36,512)	1,097,541
Net surplus (deficit)	(A-B)	582,181	51,981	530,200
Net defined benefit asset		623,045	57,511	565,534
Net defined benefit liability		40,864	5,530	35,334

Measurements of defined benefit plans (before tax effect deduction)		(174,479)	10,546	(185,025)
	Unrecognized prior service cost (deductible from the obligation)	(12,395)	9,258	(21,653)
	Unrecognized net actuarial gain (loss)	(162,083)	1,289	(163,372)
(2) Retirement benefit expenses
(Millions of yen)

		FY3/2022	Change	FY3/2021
Retirement benefit expenses		(12,317)	(30,554)	18,237
SMBC non-consolidated
(1) Projected benefit obligation
				(Millions of yen)

		Mar. 31, 2022	Change	Mar. 31, 2021
Projected benefit obligation	(A)	906,023	(43,251)	949,274
<Discount rate>		<0.61%>	<0.19%>	<0.42%>
Fair value of plan assets	(B)	1,514,831	10,183	1,504,648
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	428,164	61,866	366,298
Unrecognized prior service cost (deductible from the obligation)	(E)	(19,001)	2,651	(21,652)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	(161,642)	5,781	(167,423)
(2) Retirement benefit expenses
				(Millions of yen)

		FY3/2022	Change	FY3/2021
Retirement benefit expenses		(32,900)	(35,203)	2,303
Service cost		21,471	(1,676)	23,147
Interest cost on projected benefit obligation		3,986	975	3,011
Expected returns on plan assets		(38,315)	(1,293)	(37,022)
Amortization of unrecognized prior service cost		(2,651)	(442)	(2,209)
Amortization of unrecognized net actuarial gain (loss)		(26,120)	(34,672)	8,552
Others		8,729	1,905	6,824

Sumitomo Mitsui Financial Group

8. Classification based on self-assessment and the Banking Act and the Reconstruction Act,

      and write-offs / reserves

SMBC non-consolidated, as of Mar. 31, 2022

(Billions of yen)

Category of borrowers under self-assessment	NPLs based on the Banking Act and the Reconstruction Act	Classification under self-assessment: Classification I	Classification II	Classification III	Classification IV	Reserve for possible loan losses	Reserve ratio
Bankrupt borrowers / Effectively bankrupt borrowers	Bankrupt and quasi-bankrupt assets 79.2 (i) (Change from Mar. 31, 2021: (33.5))	Portion of claims secured by collateral or guarantees, etc. 71.8 (a)		Fully reserved 7.3	Direct write-offs (*2)	Specific reserve 10.4 (*3)	100% (*4)
Potentially bankrupt borrowers	Doubtful assets 522.3 (ii) (Change from Mar. 31, 2021: 216.0)	Portion of claims secured by collateral or guarantees, etc. 243.1 (b)		Necessary amount reserved 279.3		Specific reserve 206.0 (*3)	73.77% (*4)
Borrowers requiring caution	Substandard loans 203.8 (Change from Mar. 31, 2021: (4.9)); Past due loans (3 months or more) 4.2 (iii) (Change from Mar. 31, 2021: (2.3)); Restructured loans 199.7 (iv) (Change from Mar. 31, 2021: (2.6)) (Claims to Substandard borrowers)	Portion of Substandard loans secured by collateral or guarantees, etc. 43.0 (c)				General reserve for Substandard loans 67.1	41.52% (*4); 14.70% (*4)
	Normal assets	Claims to Borrowers requiring caution, excluding claims to Substandard borrowers				General reserve 357.6 (*6)	4.41% [9.06%] (*5)
Normal borrowers	103,323.5	Claims to Normal borrowers					0.11% (*5)

Loan loss reserve for specific overseas countries	15.3

Non-performing loan ratio **0.77%** ((vi)/(v)) (Change from Mar. 31, 2021: 0.12%)	Total 104,128.8 (v)
	A=(i)+(ii)+(iii)+(iv) **805.3 (vi)** (Change from Mar. 31, 2021: 177.5)

Total reserve for possible loan losses	589.2
D: Specific reserve + General reserve for Substandard loans	283.5
B: Portion secured by collateral or guarantees, etc. (a)+(b)+(c)	357.9
C: Unsecured portion (A - B)	447.4
Reserve ratio (*7) (D/C)	63.36%
Coverage ratio ((B+D)/A)	79.64%

*1	“Risk-monitored loans” and “Non-performing loans (NPLs) based on the Financial Reconstruction Act” are disclosed as “NPLs based on the Banking Act and the Reconstruction Act” from March 31, 2022, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act” (Cabinet Office Order No.3) as of March 31, 2022.
*2	Includes direct reduction of 115.2 billion yen.
*3

Includes reserve for assets that are not subject to disclosure based on the Banking Act and the Reconstruction Act.

(Bankrupt/Effectively bankrupt borrowers: 3.1 billion yen, Potentially bankrupt borrowers: 1.3 billion yen)

*4	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of the reserve for possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*5	Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.
The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [ ].
*6	Includes Specific reserve for Borrowers requiring caution totaling 0.3 billion yen.
*7	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

 9. Reserve for possible loan losses and reserve ratio

Consolidated				(Millions of yen, %)

	Mar. 31, 2022			Mar. 31, 2021
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	817,784	70.65	158,767	659,017	68.18
General reserve	512,280		12,465	499,815
Specific reserve	284,458		125,511	158,947
Loan loss reserve for specific overseas countries	21,044		20,790	254

Amount of direct reduction	163,664		479	163,185

SMBC non-consolidated				(Millions of yen, %)

	Mar. 31, 2022			Mar. 31, 2021
	(a)	Reserve Ratio (b)	(a) - (c)	(c)	Reserve Ratio (d)
Reserve for possible loan losses	589,208	73.16	132,803	456,405	72.70
General reserve	357,279		6,214	351,065
Specific reserve	216,678		111,594	105,084
Loan loss reserve for specific overseas countries	15,251		14,997	254

Amount of direct reduction	115,195		(87)	115,282

Note:	Reserve ratio (Reserve for possible loan losses / NPLs based on the Banking Act and the Reconstruction Act (Excluding Normal Assets)) is after direct reduction.
The reserve ratio is calculated by using the “NPLs based on the Banking Act and the Reconstruction Act” from March 31, 2022, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act” (Cabinet Office Order No.3) as of March 31, 2022.
The reserve ratio is also based on the changed definition for the year ended March 31, 2021.

Sumitomo Mitsui Financial Group

10. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act, and coverage

Consolidated			(Millions of yen, %)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	99,256	(28,856)	128,112
Doubtful assets	643,881	251,720	392,161
Substandard loans	414,422	(31,824)	446,246
Past due loans (3 months or more)	13,553	(2,612)	16,165
Restructured loans	400,868	(29,212)	430,080
Total (A)	1,157,560	191,040	966,520

Normal assets	106,019,459	7,860,294	98,159,165
Grand total (B)	107,177,019	8,051,333	99,125,686
NPL ratio (A/B)	1.08	0.10	0.98

			(Millions of yen)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Total coverage (C)	775,284	134,904	640,380
Reserve for possible loan losses (D)	353,708	141,120	212,588
Amount recoverable by guarantees, collateral and others (E)	421,575	(6,216)	427,791

			(%)
Coverage ratio (C) / (A)	66.98	0.72	66.26
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	107.07	(5.38)	112.45

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	48.06	8.60	39.46
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	111.11	(11.22)	122.33

SMBC non-consolidated			(Millions of yen, %)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	79,168	(33,529)	112,697
Doubtful assets	522,328	215,992	306,336
Substandard loans	203,827	(4,934)	208,761
Past due loans (3 months or more)	4,166	(2,294)	6,460
Restructured loans	199,661	(2,640)	202,301
Total (A)	805,325	177,530	627,795

Normal assets	103,323,468	7,896,722	95,426,746
Grand total (B)	104,128,794	8,074,252	96,054,542
NPL ratio (A/B)	0.77	0.12	0.65

		(Millions of yen)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Total coverage (C)	641,393	128,433	512,960
Reserve for possible loan losses (D)	283,465	125,474	157,991
Amount recoverable by guarantees, collateral and others (E)	357,928	2,959	354,969
			(%)
Coverage ratio (C) / (A)	79.64	(2.07)	81.71
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	117.61	(11.63)	129.24

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	63.36	5.45	57.91
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	131.70	(35.59)	167.29

Notes:

1.   “Risk-monitored loans” and “Non-performing loans (NPLs) based on the Financial Reconstruction Act” are disclosed as “NPLs based on the Banking Act and the Reconstruction Act” from March 31, 2022, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act” (Cabinet Office Order No.3) as of March 31, 2022.

2. Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

Sumitomo Mitsui Financial Group

11. Results of off-balancing of NPLs

SMBC non-consolidated

(Billions of yen)

	Mar. 31, 2022 (a)

		(a) - (b)	NPLs newly classified during FY3/2022	Amount of off-balancing	Mar. 31, 2021 (b)

Bankrupt and quasi-bankrupt assets	79.2	(33.5)	13.3	(46.8)	112.7

Doubtful assets	522.3	216.0	318.0	(102.0)	306.3

Total	601.5	182.5	(*1) 331.3	(*1) (148.8)	419.0

Result of measures connected to off-balancing (*2)	70.4				96.5

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(3.9)
	Reconstructive disposition			(16.6)
	Improvement in debtors’ performance due to reconstructive disposition			(3.1)
	Loan sales to market			(48.7)
	Direct write-offs			22.2
	Others			(98.7)
		Collection / repayment, etc.		(75.0)
		Improvement in debtors’ performance		(23.8)

	Total			(148.8)

*1	The amount of NPLs newly classified during the six months ended Sep. 30, 2021 and off-balanced in the six months ended Mar. 31, 2022 was 8.3 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1.	“Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).
	2.	“Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

12. Loan portfolio, classified by industry

SMBC non-consolidated

(1) Loans and bills discounted, classified by industry	(Millions of yen, %)

	Mar. 31, 2022			Mar. 31, 2021
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	57,979,730	100.0	1,070,300	56,909,430	100.0
Manufacturing	8,493,886	14.6	(29,235)	8,523,121	15.0
Agriculture, forestry, fisheries and mining	282,456	0.5	20,005	262,451	0.5
Construction	712,875	1.2	(22,965)	735,840	1.3
Transportation, communications and public enterprises	5,610,952	9.7	313,616	5,297,336	9.3
Wholesale and retail	4,707,818	8.1	(353,583)	5,061,401	8.9
Finance and insurance	7,346,475	12.7	733,014	6,613,461	11.6
Real estate	8,913,382	15.4	886,603	8,026,779	14.1
Goods rental and leasing	2,151,537	3.7	(150,652)	2,302,189	4.0
Various services	4,780,744	8.2	(14,696)	4,795,440	8.4
Municipalities	505,703	0.9	(41,146)	546,849	1.0
Others	14,473,898	25.0	(270,659)	14,744,557	25.9
Overseas offices and Japan offshore banking accounts	29,691,564	100.0	4,663,269	25,028,295	100.0
Public sector	277,156	0.9	144,940	132,216	0.5
Financial institutions	2,290,731	7.7	293,492	1,997,239	8.0
Commerce and industry	25,319,809	85.3	4,381,358	20,938,451	83.7
Others	1,803,867	6.1	(156,520)	1,960,387	7.8
Total	87,671,294	-	5,733,569	81,937,725	-

Sumitomo Mitsui Financial Group

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by industry, and reserve ratio

				(Millions of yen, %)
	Mar. 31, 2022			Mar. 31, 2021
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	570,512	69.8	180,187	390,325
Manufacturing	265,743	71.1	199,593	66,150
Agriculture, forestry, fisheries and mining	3,794	59.9	74	3,720
Construction	7,005	57.0	(1,240)	8,245
Transportation, communications and public enterprises	35,831	65.3	12,534	23,297
Wholesale and retail	69,704	70.7	(1,669)	71,373
Finance and insurance	7,844	59.5	1,204	6,640
Real estate	41,595	65.7	1,094	40,501
Goods rental and leasing	413	51.7	(436)	849
Various services	98,333	54.2	(26,849)	125,182
Municipalities	-	-	-	-
Others	40,245	100.0	(4,117)	44,362
Overseas offices and Japan offshore banking accounts	234,813	46.3	(2,657)	237,470
Public sector	-	-	-	-
Financial institutions	-	-	-	-
Commerce and industry	208,095	45.3	(5,997)	214,092
Others	26,718	57.0	3,340	23,378
Total	805,325	63.4	177,530	627,795

Notes:	1.	“Risk-monitored loans” and “Non-performing loans (NPLs) based on the Financial Reconstruction Act” are disclosed as “NPLs based on the Banking Act and the Reconstruction Act” from March 31, 2022, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act” (Cabinet Office Order No.3) as of March 31, 2022.

2.

Reserve ratio

= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

			(Millions of yen)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Consumer loans	11,781,522	(220,978)	12,002,500
Housing loans	11,045,568	(193,725)	11,239,293
Self-residential purpose	8,996,977	(84,714)	9,081,691
Other consumer loans	735,954	(27,253)	763,207

(4) Loans to small- and medium-sized enterprises, etc.

			(Millions of yen, %)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)
Outstanding balance	33,866,536	338,130	33,528,406
Ratio to total loans	58.4	(0.5)	58.9

Note:  Outstanding balance includes loans to individuals.

Sumitomo Mitsui Financial Group

13. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2022			Mar. 31, 2021
	(a)	Ratio	(a) - (b)	(b)	Ratio
Asia	7,973,085	27.9	868,549	7,104,536	29.2
Indonesia	251,814	0.9	(64,449)	316,263	1.3
Thailand	1,014,321	3.6	196,541	817,780	3.4
Korea	383,346	1.3	80,722	302,624	1.2
Hong Kong	2,035,918	7.1	149,142	1,886,776	7.8
China	225,426	0.8	(31,141)	256,567	1.1
Taiwan	567,280	2.0	48,353	518,927	2.1
Singapore	1,856,947	6.5	227,289	1,629,658	6.7
India	772,623	2.7	154,010	618,613	2.5
Others	865,410	3.0	108,082	757,328	3.1
Oceania	2,150,953	7.5	226,897	1,924,056	7.9
Australia	2,049,889	7.2	227,901	1,821,988	7.5
Others	101,064	0.3	(1,004)	102,068	0.4
North America	9,561,468	33.4	1,770,398	7,791,070	32.0
United States	7,557,826	26.4	1,432,816	6,125,010	25.2
Others	2,003,642	7.0	337,582	1,666,060	6.8
Central and South America	1,729,899	6.1	252,748	1,477,151	6.1
Brazil	333,149	1.2	72,385	260,764	1.1
Panama	395,226	1.4	(6,587)	401,813	1.7
Others	1,001,524	3.5	186,950	814,574	3.3
Western Europe	4,800,423	16.8	905,829	3,894,594	16.0
United Kingdom	1,442,840	5.0	185,398	1,257,442	5.2
Ireland	512,921	1.8	91,651	421,270	1.7
Netherlands	741,801	2.6	59,641	682,160	2.8
Others	2,102,861	7.4	569,139	1,533,722	6.3
Eastern Europe	213,029	0.7	31,583	181,446	0.7
Russia	165,794	0.6	40,522	125,272	0.5
Others	47,235	0.1	(8,939)	56,174	0.2
Others	2,164,238	7.6	198,174	1,966,064	8.1

Total	28,593,095	100.0	4,254,178	24,338,917	100.0

Note:     Classified by domicile of debtors.

(2) NPLs based on the Banking Act and the Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2022			Mar. 31, 2021
	(a)	Reserve Ratio	(a) - (b)	(b)
Overseas Offices and Japan offshore banking accounts	234,813	46.3	(2,657)	237,470
Asia	98,103	43.6	37,297	60,806
Oceania	-	-	(1,126)	1,126
North America	78,153	36.5	(10,519)	88,672
Central and South America	20,733	90.5	(24,361)	45,094
Western Europe	16,858	50.6	(8,347)	25,205
Eastern Europe	-	-	-	-
Others	20,964	64.2	4,399	16,565

Notes:	1.	“Risk-monitored loans” and “Non-performing loans (NPLs) based on the Financial Reconstruction Act” are disclosed as “NPLs based on the Banking Act and the Reconstruction Act” from March 31, 2022, due to the enforcement of “Cabinet Office Order to Partially Amend the Ordinance for Enforcement of the Banking Act” (Cabinet Office Order No.3) as of March 31, 2022.
	2.	Reserve ratio

= (Reserve for possible loan losses)/(Assets excluding amounts recoverable due to gurarantees, collateral and others) X 100

Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

14. Balance of deposits and loans

SMBC non-consolidated

(1) Average balance of deposits and loans

			(Millions of yen)
	FY3/2022 (a)		FY3/2021
		(a) - (b)	(b)

Deposits	137,255,361	7,277,239	129,978,122

Domestic units	110,818,226	5,999,203	104,819,023

Loans	85,081,693	1,657,308	83,424,385

Domestic units	52,724,332	(1,047,089)	53,771,421
Note: Deposits do not include negotiable certificates of deposit. (2) Balance of deposits and loans, classified by type of depositor
			(Millions of yen)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Deposits	141,015,245	6,329,663	134,685,582
Domestic deposits (excluding Japan offshore banking accounts)	118,703,356	6,031,094	112,672,262

Individuals	56,122,059	2,710,453	53,411,606

Corporates	62,581,297	3,320,641	59,260,656

Loans	87,671,294	5,733,569	81,937,725
Domestic offices (excluding Japan offshore banking accounts)	57,979,730	1,070,300	56,909,430

Overseas offices and Japan offshore banking accounts	29,691,564	4,663,269	25,028,295
Note: Deposits do not include negotiable certificates of deposit. Reference:
			(Billions of yen)
	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Balance of investment trusts	3,176.6	557.5	2,619.1

Balance to individuals	2,584.5	482.3	2,102.2
Note: Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at the period-end.
			(Billions of yen)
	FY3/2022		FY3/2021
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	917.6	213.2	704.4

Sales of pension-type insurance to individuals	67.4	25.3	42.1

Sumitomo Mitsui Financial Group

   15. Deferred tax assets and liabilities

(Billions of yen)

SMBC non-consolidated			Mar. 31, 2022	Change from Mar. 31, 2021	Mar. 31, 2021
(a) Total deferred tax assets	(b-c)	1	335.5	88.0	247.5
(b) Subtotal of deferred tax assets		2	549.3	52.3	497.0
Reserve for possible loan losses and write-off of loans		3	217.2	39.6	177.6
Taxable write-off of securities		4	208.6	(0.4)	209.0
Others		5	123.5	13.1	110.4
(c) Valuation allowance		6	213.8	(35.7)	249.5
(d) Total deferred tax liabilities		7	557.0	(178.5)	735.5
Net unrealized gains on other securities		8	491.3	(176.3)	667.6
Others		9	65.7	(2.2)	67.9

Net deferred tax assets	(a-d)	10	(221.5)	266.5	(488.0)
Amount corresponding to net deferred losses on hedges included in line 5 and net unrealized gains on other securities included in line 8		11	(462.0)	224.2	(686.2)
Others		12	240.5	42.3	198.2

SMBC recognized deferred tax assets pursuant to paragraph 19 (classification 2) of the “Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26). This is due to the fact that SMBC has generated steady taxable income, excluding amounts arising from extraordinary factors, in all of the current and past three fiscal years.

Reference: Income of final tax return before deducting operating loss carryforwards for the last 3 years

			(Billions of yen)

	FY3/2020	FY3/2021	FY3/2022
Income of final tax return before deducting operating loss carryforwards	540.5	546.5	653.9
Note: The figure for FY3/2022 was estimated at fiscal year closing.

Sumitomo Mitsui Financial Group

 16. Capital ratio (BIS guidelines)

  (Basel III basis)

Consolidated			(Billions of yen, %)
	Mar. 31, 2022 [Preliminary]		Mar. 31, 2021
	(a)	(a) - (b)	(b)

(1) Total capital ratio (4) / (7)	16.56	(2.05)	18.61

(2) Tier 1 capital ratio (5) / (7)	15.46	(1.50)	16.96

(3) Common equity Tier 1 capital ratio (6) / (7)	14.45	(1.55)	16.00

(4) Total capital	11,983.8	(305.5)	12,289.3

(5) Tier 1 capital	11,186.2	(13.1)	11,199.3

(6) Common equity Tier 1 capital	10,458.4	(104.4)	10,562.8

(7) Risk weighted assets	72,350.1	6,342.0	66,008.0

(8) Required capital (7) X 8%	5,788.0	507.4	5,280.6

(9) Leverage Ratio	5.17	(0.48)	5.65

SMBC consolidated

(1) Total capital ratio	15.78	(1.94)	17.72

(2) Tier 1 capital ratio	14.53	(1.36)	15.89

(3) Common equity Tier 1 capital ratio	12.67	(1.31)	13.98

(4) Leverage Ratio	4.82	(0.39)	5.21

SMBC non-consolidated

(1) Total capital ratio	14.77	(2.19)	16.96

(2) Tier 1 capital ratio	13.49	(1.59)	15.08

(3) Common equity Tier 1 capital ratio	11.53	(1.56)	13.09

(4) Leverage Ratio	4.51	(0.54)	5.05

17. ROE
Consolidated			(%)
	FY3/2022		FY3/2021
	(a)	(a) - (b)	(b)

ROE (denominator: Total stockholders’ equity)	7.3	1.9	5.4

  Note:

ROE (denominator: Total stockholders’ equity)	=	Profit attributable to owners of parent	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

18. Earnings targets and dividends forecast for FY3/2023
(1) Earnings targets
Consolidated		(Billions of yen)
	FY3/2023	FY3/2022 Result
Consolidated net business profit	1,235.0	1,152.9
Total credit cost	(210.0)	(274.4)
Ordinary profit	1,060.0	1,040.6
Profit attributable to owners of parent	730.0	706.6

SMBC non-consolidated		(Billions of yen)
	FY3/2023	FY3/2022 Result
Banking profit (before provision for general reserve for possible loan losses)	730.0	721.9
Total credit cost	(80.0)	(161.1)
Ordinary profit	710.0	746.0
Net income	490.0	546.3

(2) Dividends forecast
			(Yen)
	FY3/2023		FY3/2022

	Interim	Annual
Dividend per share for common stock	110	220	210
Reference:			(Billions of yen)
	FY3/2023		FY3/2022

	Interim	Annual
Total dividend	148.0	296.1	287.9

Sumitomo Mitsui Financial Group

Reference: Financial Statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated (Millions of yen)

	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Assets

Cash and due from banks	70,840,809	1,968,573	68,872,236

Call loans	2,234,818	(248,635)	2,483,453

Receivables under resale agreements	1,645,410	(919,298)	2,564,708

Receivables under securities borrowing transactions	1,863,080	275,267	1,587,813

Monetary claims bought	2,290,607	525,183	1,765,424

Trading assets	2,025,767	(422,648)	2,448,415

Securities	38,238,579	1,751,354	36,487,225

Loans and bills discounted	87,671,294	5,733,569	81,937,725

Foreign exchanges	2,721,735	673,164	2,048,571

Other assets	5,291,974	1,000,636	4,291,338

Tangible fixed assets	766,477	(14,326)	780,803

Intangible fixed assets	249,750	(8,773)	258,523

Prepaid pension cost	428,164	61,866	366,298

Customers’ liabilities for acceptances and guarantees	12,285,466	1,759,077	10,526,389

Reserve for possible loan losses	(589,208)	(132,803)	(456,405)

Reserve for possible losses on investments	-	115,791	(115,791)

Total assets	227,964,729	12,117,997	215,846,732

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

(Millions of yen)

	Mar. 31, 2022		Mar. 31, 2021
	(a)	(a) - (b)	(b)

Liabilities

Deposits	141,015,245	6,329,663	134,685,582

Negotiable certificates of deposit	13,108,797	404,897	12,703,900

Call money	680,893	9,371	671,522

Payables under repurchase agreements	14,626,237	2,746,743	11,879,494

Payables under securities lending transactions	305,779	(245,598)	551,377

Commercial paper	1,229,180	251,071	978,109

Trading liabilities	1,558,679	(789,553)	2,348,232

Borrowed money	26,700,215	1,874,333	24,825,882

Foreign exchanges	1,339,163	145,736	1,193,427

Bonds	720,847	(364,066)	1,084,913

Due to trust account	2,321,699	103,098	2,218,601

Other liabilities	4,255,764	684,249	3,571,515

Reserve for employee bonuses	12,584	(761)	13,345

Reserve for executive bonuses	1,150	(4)	1,154

Reserve for point service program	870	267	603

Reserve for reimbursement of deposits	4,974	(4,271)	9,245

Deferred tax liabilities	221,503	(266,461)	487,964

Deferred tax liabilities for land revaluation	29,193	(410)	29,603

Acceptances and guarantees	12,285,466	1,759,077	10,526,389

Total liabilities	220,418,246	12,637,381	207,780,865

Net assets

Capital stock	1,770,996	-	1,770,996

Capital surplus	1,774,554	-	1,774,554

Capital reserve	1,771,043	-	1,771,043

Other capital surplus	3,510	-	3,510

Retained earnings	3,079,860	169,466	2,910,394

Other retained earnings	3,079,860	169,466	2,910,394

Voluntary reserve for retirement allowances	1,656	-	1,656

Voluntary reserve	219,845	-	219,845

Retained earnings brought forward	2,858,358	169,466	2,688,892

Treasury stock	(210,003)	-	(210,003)

Total stockholders’ equity	6,415,408	169,466	6,245,942

Net unrealized gains (losses) on other securities	1,288,414	(430,877)	1,719,291

Net deferred gains (losses) on hedges	(182,902)	(258,043)	75,141

Land revaluation excess	25,563	71	25,492

Total valuation and translation adjustments	1,131,074	(688,850)	1,819,924

Total net assets	7,546,483	(519,383)	8,065,866

Total liabilities and net assets	227,964,729	12,117,997	215,846,732

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated

(Millions of yen)

	FY3/2022		FY3/2021
	(a)	(a) - (b)	(b)
Ordinary income	2,477,287	193,931	2,283,356

Interest income	1,392,776	23,000	1,369,776

Interest on loans and discounts	945,143	(13,692)	958,835

Interest and dividends on securities	341,409	50,051	291,358

Trust fees	2,254	178	2,076

Fees and commissions	590,995	58,445	532,550

Trading income	5,157	(12,078)	17,235

Other operating income	248,075	(509)	248,584

Other income	238,029	124,896	113,133
Ordinary expenses	1,731,337	(115,957)	1,847,294

Interest expenses	301,679	(131,735)	433,414

Interest on deposits	36,987	(54,531)	91,518

Fees and commissions payments	192,556	(9,309)	201,865

Trading losses	74,753	74,303	450

Other operating expenses	91,090	38,261	52,829

General and administrative expenses	835,675	7,489	828,186

Other expenses	235,582	(94,964)	330,546

Ordinary profit	745,950	309,888	436,062

Extraordinary gains	1,365	(7,622)	8,987

Extraordinary losses	48,853	39,199	9,654

Income before income taxes	698,462	263,068	435,394

Income taxes - current	189,578	33,554	156,024

Income taxes - deferred	(37,409)	21,257	(58,666)

Total income taxes	152,168	54,810	97,358

Net income	546,294	208,258	338,036

Note: Amounts less than 1 million yen are rounded down.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2022								(Millions of yen)
		Capital surplus		Retained earnings
				Other retained earnings
	Capital stock	Capital reserve	Other capital surplus	Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward	Treasury stock	Total stockholders’ equity
Balance at the beginning of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,688,892	(210,003)	6,245,942

Changes in the period

Cash dividends						(376,756)		(376,756)

Net income						546,294		546,294
Reversal of land revaluation excess						(71)		(71)
Net changes in items other than stockholders’ equity in the period

Net changes in the period	-	-	-	-	-	169,466	-	169,466

Balance at the end of the period	1,770,996	1,771,043	3,510	1,656	219,845	2,858,358	(210,003)	6,415,408

					(Millions of yen )
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	1,719,291	75,141	25,492	1,819,924	8,065,866

Changes in the period

Cash dividends					(376,756)

Net income					546,294
Reversal of land revaluation excess					(71)
Net changes in items other than stockholders’ equity in the period	(430,876)	(258,044)	71	(688,849)	(688,849)

Net changes in the period	(430,876)	(258,044)	71	(688,849)	(519,383)
Balance at the end of the period	1,288,414	(182,902)	25,563	1,131,074	7,546,483

Note: Amounts less than 1 million yen are rounded down.